UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ___________________________
FORM 11-K
 ___________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-15451
  ___________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UPS 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, Georgia 30328

Explanatory Note:

The UPS 401(k) Savings Plan (the "Plan") is a voluntary defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan. The UPS Qualified Stock Ownership Plan (the "QSOP") was a voluntary defined contribution plan established for employees of UPS and certain subsidiaries of UPS who were not members of a collective bargaining unit and who satisfied the participation requirements of the QSOP. Effective January 1, 2009, the QSOP was discontinued as a separate plan and the UPS Class A common stock investment was added to the Plan as a new investment option called the UPS Stock Fund.

UPS 401(k) Savings Plan
Financial Statements as of and for the
Years Ended December 31, 2013 and 2012,
Supplemental Schedules as of and for the
Year Ended December 31, 2013, and
Report of Independent Registered Public Accounting Firm

UPS 401(k) Savings Plan

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of and Participants in the
UPS 401(k) Savings Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the UPS 401(k) Savings Plan (the “Plan”), formerly the UPS Savings Plan, as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2013, and (2) reportable transactions for the year ended December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
June 27, 2014

UPS 401(k) Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012
(In thousands)

	2013	2012
ASSETS:
Participant-directed investments — at fair value (Note 3)	$6,495,876	$5,109,857
Receivables:
Notes receivable from participants	36,851	35,161
Participant contributions	14,157	14,218
Employer contributions	22,021	21,001
Investment income	10	20
Total receivables	73,039	70,400

Total assets	6,568,915	5,180,257
LIABILITIES:
Accounts payable	1,820	1,140
Total liabilities	1,820	1,140

NET ASSETS AVAILABLE FOR BENEFITS	$6,567,095	$5,179,117
See notes to financial statements.

UPS 401(k) Savings Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(In thousands)

	2013	2012

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$5,179,117	$4,600,585
INCREASE IN PLAN ASSETS ATTRIBUTED TO:
Participant contributions	262,093	247,498
Employer contributions (Note 1)	85,433	100,841
Participant rollovers	3,121	1,478
Interest and dividend income	37,706	30,280
Total additions	388,353	380,097

DECREASE IN PLAN ASSETS ATTRIBUTED TO:
Benefits to Plan participants	(300,054)	(258,033)
Administrative expenses (Note 2)	(3,993)	(4,471)
Total deductions	(304,047)	(262,504)

OTHER CHANGES IN NET ASSETS — Net appreciation in fair
value of investments	1,303,672	460,939

NET INCREASE IN PLAN ASSETS	1,387,978	578,532

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$6,567,095	$5,179,117

See notes to financial statements.

UPS 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	DESCRIPTION OF THE PLAN

General - The UPS 401(k) Savings Plan (the “Plan”) is a voluntary defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan, which are described below. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. Participants should refer to the Plan document for more complete information. Effective January 1, 2013, the Plan changed its name to UPS 401(k) Savings Plan from UPS Savings Plan.
The Plan became effective July 1, 1988, and has been amended periodically. The Plan allows participants to defer a portion of their compensation, subject to the 2013 Internal Revenue Service (IRS) yearly limit of $17,500, on a pretax and/or Roth basis under the rules of Section 401(k) of the Internal Revenue Code (IRC). The plan also allows for contributions to be made on an after-tax basis.
Employer Contributions - Employer contributions were $85.433 and $100.841 million for 2013 and 2012, respectively.
Contributions and Vesting - Eligible employees may participate in the Plan immediately upon hire. The provisions of the Plan provide that a participant's entire account is 100% vested at all times. Participants may make voluntary contributions in one of three ways: pretax, after-tax, or to the Roth 401(k) feature. Limits to these contributions are as follows:

•	Participants may elect to contribute up to 35% of their eligible compensation on a pretax basis or as a Roth 401(k), or any combination of the two, to the Plan.

•
Participants may defer up to 100% on a pretax basis of a Management Incentive Program (MIP) cash award. MIP is part of the UPS Incentive Compensation Plan and participants are determined annually by the Compensation Committee of the UPS Board of Directors.

•	Participants may defer up to 100% on a pretax basis or to the Roth 401(k), or any combination of the two, of discretionary day pay.

•	Participants may contribute an additional 5% of their eligible compensation on an after-tax basis to the Plan.

•
Participants age 50 and older or who will turn 50 during the Plan year are allowed to make pre-tax or Roth 401(k) catch-up contributions, up to an additional 35% of their eligible compensation subject to a maximum of $5,500 for 2013. The maximum catch-up contribution may be indexed each year for inflation.

Participants can contribute to the Plan an amount consisting of an eligible rollover distribution or transfer from a conduit individual retirement account. Rollover contributions are at all times fully vested and nonforfeitable. Participants may not roll over participant loans to Plan account balances from other qualified retirement plans, annuity contracts, or individual retirement accounts.
Investments - Participants may choose from various investment options including UPS Class A common stock, short-term investments and common and collective trust funds. Within the self‑managed account, participants can purchase mutual funds and individual securities listed on major U.S. securities exchanges. Participants should refer to the Plan document for more complete information concerning the Plan's investment options.
Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and related investment gains and losses. Withdrawals and administrative expenses are deducted from the participants account.
Payment of Benefits - The Plan does not permit withdrawals or distributions except in the case of hardship, at attainment of age 59 1/2, termination of employment, or upon the death or total and permanent disability of the participant. In order to qualify for a hardship withdrawal, the participant must satisfy the legal requirements of a financial hardship as defined by IRC regulations. There are no penalties on approved withdrawals or distributions as stated above. Participants should refer to the Plan document for more complete information concerning the Plan's benefit payment options.

Notes Receivable from Participants - The Plan provides for loans in cases of hardship or residential loans only. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balances (across all UPS-sponsored plans in which they participate). Loan terms shall not exceed five years on general loans and fifteen years on residential loans. Interest rates on outstanding loans ranged from 4.00% to 10.50% as of December 31, 2013. The loans are collateralized by the participant's account and bear interest at a fixed rate equal to one percentage point above the prime rate on the last business day of the month prior to the month in which the participant makes application for the loan. Principal and interest are paid ratably through regular payroll deductions.
Plan Termination - Although it has not expressed any intent to do so, UPS has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a termination, the trustee has been instructed to maintain separate Plan accounts for each participant to accumulate earnings until the final terminating distribution.
Plan Administration - ING provides recordkeeping and administrative services to the Plan. State Street Global Services serves as the trustee for all assets of the Plan, with the exception of the UPS Stock Fund. BNY Mellon is the trustee for Class A shares of UPS Stock in the UPS Stock Fund.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates and Risks and Uncertainties - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including short-term investments, common and collective trust funds, registered investment companies, and certain individual securities listed on major U.S. securities exchanges. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan's investments are 100% participant directed and stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value all readily available marketable securities. The value of each share of UPS Class A common stock held by the Plan at December 31, 2013 and 2012, is equal to the price of a share of UPS Class B common stock as reported by the New York Stock Exchange and readily convertible to Class B common stock. Investments in common and collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common and collective trust funds underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Plan holds the right to liquidate its positions in these common and collective trust funds at any time, subject to a reasonable notification period. No unfunded commitment existed with respect to these common and collective trust funds at December 31, 2013.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as, held during the year.
The Plan also offers a self-managed account option. Within the self-managed account, participants can purchase registered investment companies and individual securities listed on major U.S. securities exchanges. These investments are stated at fair value based upon quoted market prices.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan and UPS as provided in the Plan document. UPS provides certain accounting and other administrative services to the Plan free of charge. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Administrative fees for 2013 and 2012 were as follows (in thousands):

	2013	2012
Investment advisory and management fees	$705	$1,300
Plan administrator fees	3,288	3,171
Total administrative expenses	$3,993	$4,471

Payment of Benefits - Benefit payments to participants are recorded upon distribution.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Excess Contributions Payable - The Plan is required to return contributions to participants in the event certain non‑discrimination tests defined under the IRC are not satisfied. For both 2013 and 2012, the Plan passed the non-discrimination tests and the Plan was therefore not required to refund contributions to any Plan participants.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012 (in thousands):

	Fair Value Measurements at December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$145,296	$—	$—	$145,296
Mutual funds	89,388	—	—	89,388
Interest-bearing cash	1,177	—	—	1,177
Common and collective trusts:
Equity funds	—	2,960,577	—	2,960,577
Fixed-income funds	—	345,649	—	345,649
Lifestyle funds	—	774,904	—	774,904
Multi-asset funds	—	332,707	—	332,707
U.S. government securities	—	335,452	—	335,452
UPS Stock Fund	1,510,726	—	—	1,510,726
Total investments — at fair value	$1,746,587	$4,749,289	$—	$6,495,876

	Fair Value Measurements at December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$104,130	$—	$—	$104,130
Mutual funds	73,943	—	—	73,943
Interest-bearing cash	613	—	—	613
Common and collective trusts:
Equity funds	—	2,154,056	—	2,154,056
Fixed-income funds	—	405,247	—	405,247
Lifestyle funds	—	613,703	—	613,703
Multi-asset funds	—	358,064	—	358,064
U.S. government securities	—	352,532	—	352,532
UPS Stock Fund	1,047,569	—	—	1,047,569
Total investments — at fair value	$1,226,255	$3,883,602	$—	$5,109,857
* The investments within the self-managed accounts include a variety of categories of common stock and mutual funds.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2013 and 2012, there were no transfers between levels.

Units of the collective trust funds are valued at the net asset value of its underlying investments. There are no unfunded commitments for these funds, the redemption frequency is immediate and there are no other redemption restrictions.

4.	INVESTMENTS
Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012, are as follows (in thousands):

	2013	2012
State Street Bank & Trust Russell 2000 Fund Series A (12,261,541 and 10,501,933 units, respectively)	$519,828	$320,151
BlackRock Equity Index Fund F (45,427,173 and 45,163,999 units, respectively)	1,441,017	1,081,678
State Street Bank & Trust Standard & Poor’s Midcap Fund (12,701,906 and 11,715,219 units, respectively)	663,992	458,791
BlackRock Short Term Bond Index Fund (32,516,664 and 34,393,376 units respectively)	335,452	352,532
United Parcel Service, Inc. Class A Common Stock (14,376,910 and 14,208,183 shares, respectively)	1,510,726	1,047,569

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows (in thousands):

	2013	2012

Self-managed accounts	$35,686	$14,836

Common and collective trusts:
State Street Bank & Trust Standard & Poor’s 500 Flagship Fund	21,448	9,904
State Street Bank & Trust Global Equity ex U.S. Index Fund	3,442	3,609
State Street Bank & Trust Standard & Poor’s Midcap Series A Fund	3,094	1,557
State Street Bank & Trust U.S. Inflation Protected Bond Index Fund	(1,589)	986
State Street Bank & Trust/Tuckerman Global Real Estate Securities Index Fund	278	2,657
State Street Bank & Trust U.S. High Yield Bond Index Fund	814	1,491
State Street Bank & Trust World ex U.S. Index Fund	50,510	38,309
State Street Bank & Trust Russell 2000 Fund Series A	135,466	45,524
State Street Bank & Trust Standard & Poor’s Midcap Fund	161,955	69,759
State Street Bank & Trust Passive Intermediate Bond Market Fund	(733)	2,674
State Street Bank & Trust SSGA Age Based Income Fund	2,463	3,701
State Street Bank & Trust SSGA Age Based 2010 Fund	715	1,187
State Street Bank & Trust SSGA Age Based 2015 Fund	10,781	13,456
State Street Bank & Trust SSGA Age Based 2020 Fund	6,174	3,804
State Street Bank & Trust SSGA Age Based 2025 Fund	24,521	17,467
State Street Bank & Trust SSGA Age Based 2030 Fund	5,146	2,553
State Street Bank & Trust SSGA Age Based 2035 Fund	28,505	18,553
State Street Bank & Trust SSGA Age Based 2040 Fund	5,473	2,402
State Street Bank & Trust SSGA Age Based 2045 Fund	11,150	6,019
State Street Bank & Trust SSGA Age Based 2050 Fund	3,633	1,491
State Street Bank & Trust SSGA Age Based 2055 Fund	986	181
State Street Bank & Trust Emerging Markets Index Fund	(2,068)	6,454
BlackRock Equity Index Fund F	352,814	149,476
BlackRock Short Term Bond Index Fund	2,208	4,542
BlackRock Bond Market Index Fund	(4,364)	9,094
BlackRock U.S. TIPS Index Fund F	**	3,924
BlackRock UPS Strategic Completion Non-Lendable Fund F	(4,571)	9,467
BlackRock U.S. Real Estate Index Fund F	**	9,766
Total common and collective trusts	818,251	440,007

UPS common stock	449,735	6,096

Net appreciation in fair value of investments	$1,303,672	$460,939

**	Investment does not have appreciation / (depreciation) value for respective year

5.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed UPS by a letter dated July 18, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken positions that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan is undergoing routine audit procedures by the IRS for the 2008 and 2009 Plan years. At this point, no issues have been identified.

6.	PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by State Street Global Advisors (“State Street”) or the BlackRock Institutional Trust Company (“BlackRock”). State Street Global Services and ING are the trustee and recordkeeper, respectively, as defined by the Plan, and therefore, fees paid to these institutions qualify as exempt party-in-interest transactions. Fees paid by the Plan for recordkeeping and trustee fees were $3.288 and $3.171 million for the years ended December 31, 2013 and 2012, respectively. Fees paid by the Plan for investment management services were $0.705 and $1.300 million for the years ended December 31, 2013 and 2012, respectively.
UPS is the Plan sponsor and all transactions in its common stock qualify as party-in-interest transactions. As of December 31, 2013 and 2012, the Plan held 14,376,910 and 14,208,183 shares of common stock of the Company with a fair value of $1.511 and $1.048 billion and a cost basis of $919.578 and $842.853 million, respectively. During the year ended December 31, 2013, the Plan recorded dividend income on UPS common stock of $35.395 million.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2013 and 2012, is as follows (in thousands):

	2013	2012
Net assets available for benefits per the financial statements	$6,567,095	$5,179,117
Adjustment for deemed distributions from participant loans	(987)	(1,000)
Net assets available for benefits per Form 5500	$6,566,108	$5,178,117

Net increase in plan assets per the financial statements	$1,387,978	$578,532
Adjustment for deemed distribution income from participant loans	13	13
Total income per Form 5500 (including transfers of assets)	$1,387,991	$578,545

SUPPLEMENTAL SCHEDULES

UPS 401(k) Savings Plan
Employer ID NO: 95-1732075
Plan NO: 004
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(d) Cost	(e) Current Value
	SHORT-TERM INVESTMENTS:
*	State Street Bank & Trust Short-Term Investment Fund	1,177,334	shares	**	$1,177,334
*	State Street Bank Money Market Fund Government Short Term Investment Fund	159,481,841	shares	**	159,481,841
	Total short-term investments				160,659,175

	COMMON AND COLLECTIVE TRUST INVESTMENTS:
*	State Street Bank & Trust Standard & Poor’s 500 Flagship Fund	199,402	units	**	81,672,368
*	State Street Bank & Trust Global Equity ex U.S. Index Fund	2,311,891	units	**	25,123,324
*	State Street Bank & Trust Standard & Poor’s Midcap Series A Fund	220,410	units	**	11,548,614
*	State Street Bank & Trust Passive Intermediate Bond Market Fund	1,573,029	units	**	81,657,519
*	State Street Bank & Trust U.S. Inflation Protected Bond Index Fund	1,195,524	units	**	17,177,290
*	State Street Bank & Trust/Tuckerman Global Real Estate Securities Index Fund	834,732	units	**	12,447,524
*	State Street Bank & Trust U.S. High Yield Bond Index Fund	860,655	units	**	12,512,196
*	State Street Bank & Trust World ex U.S. Index Fund	25,053,077	units	**	298,231,833
*	State Street Bank & Trust Standard & Poor’s Midcap Fund	12,701,906	units	**	663,992,152
*	State Street Bank & Trust Russell 2000 Fund Series A	12,261,541	units	**	519,828,021
*	State Street Bank & Trust SSGA Aged Based Income Fund	3,272,086	units	**	51,993,442
*	State Street Bank & Trust SSGA Aged Based 2010 Fund	751,099	units	**	12,551,619
*	State Street Bank & Trust SSGA Aged Based 2015 Fund	7,884,238	units	**	125,698,408
*	State Street Bank & Trust SSGA Aged Based 2020 Fund	3,095,410	units	**	56,834,823
*	State Street Bank & Trust SSGA Aged Based 2025 Fund	10,848,960	units	**	180,656,875
*	State Street Bank & Trust SSGA Aged Based 2030 Fund	1,963,260	units	**	36,981,924
*	State Street Bank & Trust SSGA Aged Based 2035 Fund	10,633,096	units	**	174,925,066
*	State Street Bank & Trust SSGA Aged Based 2040 Fund	1,831,770	units	**	34,968,492
*	State Street Bank & Trust SSGA Aged Based 2045 Fund	4,024,932	units	**	67,679,239
*	State Street Bank & Trust SSGA Aged Based 2050 Fund	1,813,758	units	**	24,821,273
*	State Street Bank & Trust SSGA Aged Based 2055 Fund	572,201	units	**	7,792,800
*	State Street Bank & Trust Emerging Markets Index Fund	1,744,428	units	**	46,393,064
*	BlackRock Equity Index Fund F	45,427,173	units	**	1,441,016,558
*	BlackRock Short Term Bond Index Fund	32,516,664	units	**	335,451,663
*	BlackRock Bond Market Index Fund	6,813,958	units	**	186,167,543
*	BlackRock UPS Strategic Completion Fund	8,037,593	units	**	81,682,843
	Total common and collective trust investments				4,589,806,473

*	United Parcel Service, Inc.	14,376,910 shares of Class A Common Stock		**	1,510,725,752

	Investments in self-managed fund			**	234,684,136

	Total investments at fair value				$6,495,875,536
*	Various notes receivable from participants	Interest rates between 4.00% – 10.50% and maturities ranging up to 15 years		**	36,851,478
	Total notes receivable from participants and investments at fair value				$6,532,727,014

*	Party-in-interest
**	Cost information is not required as all investments are participant-directed

UPS 401(k) Savings Plan
Employer ID NO: 95-1732075
Plan NO: 004
FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Series of transactions:
State Street	State Street Bank Money Market Fund Government Short Term Investment Fund	$245,704,316	$238,489,536	$238,489,536	$484,193,852	$—

UPS	United Parcel Service, Inc. Class A Stock	$224,079,405	$210,658,158	$147,353,701	$434,737,563	$63,304,457

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UPS 401(k) Savings Plan

Date:	June 27, 2014	By:	/S/ DANIEL H. DISMUKES
Daniel H. Dismukes
Administrative Committee Member

EXHIBIT INDEX
Exhibit 23.1 — Consent of Deloitte & Touche LLP.